

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 19, 2010

Via U.S. Mail

Suzanne Fischer
Chief Executive Officer
On Time Filings, Inc.
1405 Clay Street, #B,
Newport Beach, CA 92663

> **Re: On Time Filings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 5, 2010**
> **File No. 333-165917**

Dear Ms. Fischer:

We have reviewed your responses to the comments in our letter dated May 3, 2010 and have the following additional comments.

Our Business, page 4

1.   Revise to disclose your auditor's going concern opinion in one of the first few paragraphs of your summary.

2.   Please explain in more detail here and in your business section your use of outside contractors.

3.   Refer to the bullet points at the bottom of page 4. Explain whether your current resources are sufficient to continue your business or if the noted items are needed for you to continue generating revenues.

Use of Proceeds, page 11

4.   We note from your disclosure on page 9 that you believe your ongoing reporting obligations will be about $25,000 per year, yet you have only allocated $18,000 to working capital if minimum offering proceeds are raised. Explain how you intend to pay the additional expenses of being a public company if you raise $50,000 or less.

5.   Please revise the final sentence of this section to clarify, if true, that your sole

officer and director is <u>not</u> obligated to contribute funds to cover offering
expenses.

<u>Primary Offering, page 13</u>

6. Please provide, as you have on the prospectus cover, the number of days from the
date of effectiveness that the offering will end.

<u>Growth Strategy, page 17</u>

7. We note your revision in response to our prior comment number 21. Please revise
further to state, if true, that the compensation paid to your sole officer and director
is less than the market rate and this is how you will provide competitive pricing
for your services.

<u>Operating Expenses, page 19</u>

8. Either revise your reference to $44,799 in general and administrative expenses or
advise.

<u>Summary Compensation Table, page 21</u>

9. Please revise the table to reflect the amount earned by your sole officer and
director for services provided in 2009.

<u>Note 2. Fair Value of Financial Instruments</u>

10. We note your statement that the carrying value of cash, accounts receivable,
prepaid expenses, accounts payable and accrued expenses approximates their fair
value due to the short period to maturity of these instruments. However, it is
unclear to us why you have included these accounts in this fair value table given
that they do not appear to be assets and liabilities measured at fair value, nor why
they are included under level three if they were measured at fair value. Please
advise or remove this table in its entirety.

<u>Other</u>

11. The financial statements should be updated, as necessary, to comply with Rule 8-
08 of Regulation S-X at the effective date of the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to

expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3412 with any other questions.

                                             Sincerely,

                                             Amanda Ravitz
                                             Branch Chief - Legal

cc: Lan Nguyen
        Esquire Consulting, Inc.
        (440) 848-6345 *(facsimile)*